K&L | GATES	Kirkpatrick & Lockhart Preston Gates Ellis LLP 1601 K Street NW Washington, DC 20006-1600 T 202.778.9000 www.klgates.com
April 27, 2007	Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 51 to the Registration

Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217; 811-07953)

Dear Mr. Oh:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on March 21, 2007 and March 28, 2007 concerning Post-Effective Amendment No. 51 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of EQ Advisors Trust (the “Trust”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 2, 2007, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses, which are reflected in Post-Effective Amendment No. 53 to the Trust’s Registration Statement on Form N-1A as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

MASTER PROSPECTUS

1.	About the Investment Portfolios

Please explain the basis for disclosure changes in the first paragraph.

The Trust has not made any disclosure changes in the first paragraph of this section.

K&L | GATES

Sonny Oh

April 27, 2007

2.	About the Investment Portfolios – The Investment Strategy

(a)	For any Portfolio, when principal risks have been added to the subsequent portion of the summary, please add disclosure reflecting the corresponding change in investment strategy resulting in that added risk. For example, Large-Cap Company Risk for the EQ/AllianceBernstein Common Stock Portfolio on page 5, EQ/AllianceBernstein Value Portfolio on page 17, and EQ/BlackRock International Value Portfolio on page 28.

The Trust has made the requested changes. The Trust notes, however, that the EQ/BlackRock International Value Portfolio currently discloses an investment strategy that corresponds to “Large-Cap Company Risk.”

(b)	Additional examples include the EQ/Small Cap Value Portfolio on page 103 and EQ/Small Company Growth Portfolio on page 106 where there should be disclosure regarding the extent to which the Portfolios may invest in derivatives.

The Trust has made the requested change for the EQ/Small Cap Value Portfolio. The Trust notes, however, that the EQ/Small Company Growth Portfolio currently discloses the extent to which the Portfolio may invest in derivatives.

3.	About the Investment Portfolios – The Principal Risks

(a)	For any Portfolio, when principal investment strategies have been added to the prior portion of the summary, please add disclosure reflecting the corresponding principal risk resulting from that added strategy. For example, investments in foreign securities for the EQ/Ariel Appreciation II Portfolio on page 20.

The Trust has made the requested changes.

(b)	For those Portfolios that invest in ETFs, please add the associated risks, for example, the third and fourth paragraphs under “The Investment Strategy” on, respectively, pages 22 and 97.

The Trust has not made any changes in response to this comment because the Trust believes that it has disclosed “ETF Risk” for each Portfolio that may invest a significant portion of its assets in such securities.

K&L | GATES

Sonny Oh

April 27, 2007

(c)	Please include a brief description of ETF risks under the fuller discussion of principal risks in the section “More Information on Risks and Benchmarks.”

The Trust has not made the requested change because the requested disclosure currently appears in the above referenced section.

4.	About the Investment Portfolios – Portfolio Performance

(a)	Please revise the performance presentation to be consistent with Instruction 3 to Item 2 or explain to the staff the basis for any deviations from the requirements of the instruction.

The Trust intends to create “carve-out” Prospectuses from the master Prospectus included in the Post-Effective Amendment for each of the Contracts offering shares of the Trust’s Portfolios. These carve-out Prospectuses will only include the performance information of the particular Portfolios (and class of shares thereof) offered through the Contract. As a matter of efficiency, the Trust has included both classes in the master Prospectus filed with the Post-Effective Amendment. The Prospectuses delivered to Contract owners will only include the performance information for the relevant class of shares offered through the Contract. Such Prospectuses will be filed with the SEC pursuant to Rule 497 under the Securities Act of 1933, as amended (the “1933 Act”).

(b)	The inception date for Class IB shares of certain Portfolios is later than those for the corresponding Class IA shares. Consequently, a number of the "Average Annual Total Return" tables provide a footnote explaining this fact and clarifying what performance was being shown. For example, footnote "*" to the tables on pages 8 and 10 were retained from prior filings. In contrast, the corresponding footnote for EQ/AllianceBernstein Common Stock Portfolio on page 6 was deleted (formerly known as the EQ/Alliance Common Stock Portfolio). Please retain such disclosure whenever it has been deleted or explain to the staff the basis for deleting the footnote.

The Trust has deleted the relevant footnote in certain cases because those Portfolios, including the EQ/Alliance Common Stock Portfolio, have Class IB shares with performance information for at least ten years.

K&L | GATES

Sonny Oh

April 27, 2007

(c)	For these same type of “Average Annual Total Returns” tables, for example, the EQ/BlackRock International Value Portfolio on page 29 (formerly known as the EQ/Mercury International Value Portfolio) as well as other Portfolios with similar footnotes, please explain the basis for not reflecting the actual performance of Class IA shares, beginning at the inception date of the Class IA shares for any applicable time periods.

The Trust has revised the relevant footnotes to clarify that, for periods prior to the date that the relevant Portfolio began issuing Class IA shares, the performance shown is that of the Class IB shares.

5.	About the Investment Portfolios – Portfolio Fees and Expenses

Please revise the disclosure regarding the recoupment provisions under the Expense Limitation Agreements to reflect a three year limit on recouping payments.

The Trust has not made the requested change. The Portfolios for which there is a five-year recoupment period were established prior to the date on which the SEC staff modified its position to prohibit recoupment periods longer than three years. After discussions with the SEC staff in 1999, the Manager was permitted to continue to use five-year recoupment periods for these Portfolios, but agreed to use three-year recoupment periods for any new Portfolios established after May 1, 1999. The Trust confirms that all Portfolios commencing operations after May 1, 1999 have been subject to a three-year recoupment period.

6.	About the Investment Portfolios – Who Manages the Portfolio

(a)	For the EQ/Ariel Appreciation II Portfolio on page 21, please clarify whether Mr. Rogers or Mr. Sauer serves as the lead portfolio manager or whether they share in the day-to-day management responsibilities of the Portfolio.

The Trust has made the requested change.

(b)	Please revise the Adviser and portfolio manager disclosure for the EQ/Calvert Socially Responsible Portfolio on page 36 to clarify whether Calvert and/or Bridgeway serve as the Advisers and make corresponding changes to the portfolio manager disclosure for Calvert, if necessary.

The Trust has made the requested change.

K&L | GATES

Sonny Oh

April 27, 2007

7.	More Information on Risks and Benchmarks

“Settlement Risk” as described on page 162 does not appear to be listed under the principal risks portion of any Portfolio summary. Please confirm the applicability as a principal risk described in this section.

The Trust confirms the applicability of “Settlement Risk.” The Trust notes that “Settlement Risk” is a component of “Foreign Securities Risk,” which is included as a principal risk for many Portfolios.

8.	Management of the Trust

Please confirm “Legal Proceedings” disclosure beginning on page 69 is current.

The Trust confirms that the disclosure under the heading “Legal Proceedings” is current.

PROSPECTUS FOR EQ/INTERNATIONAL ETF PORTFOLIO

1.	About the Investment Portfolio

Please explain the basis for disclosure changes in the first paragraph.

The disclosure changes in the first paragraph were made to clarify that the investment objectives and policies of the EQ/International ETF Portfolio are not fundamental and may be changed without shareholder vote unless otherwise noted.

2.	About the Investment Portfolio – Portfolio Fees and Expenses

(a)	Please make conforming changes based on the comments below for all Prospectuses to the extent applicable.

The Trust has made the requested changes.

(b)	Please modify the sentence preceding the annual portfolio operating expense table to state that such fees may be imposed at the Contract level.

The Trust has not made the requested change because the requested disclosure is currently included in the paragraph preceding the sentence referred to in the comment.

K&L | GATES

Sonny Oh

April 27, 2007

(c)	Please delete “Total” from “Net Total Annual Portfolio Operating Expenses” as it appears in the line item in the fee table and in footnote “**.”

The Trust has made the requested change.

(d)	Please modify the language in footnote “*” to account for the fact that the Portfolio will not begin operations on the date of the Prospectus.

The Trust has made the requested change.

(e)	In footnote “**” explaining the “Expense Limitation Agreement,” please confirm that the costs excluded from the Expense Limitation Agreement are reflected in the net number.

The Trust confirms that the costs excluded from the Expense Limitation Agreement are reflected in the net expense ratios, as applicable.

(f)	Please delete those portions of footnote “***” that are inconsistent with the requirements of Instruction 3(f) of Item 3, and otherwise conform the format of the fee table to Instruction 3(f) of Item 3 applicable to a “fund-of-funds.” For example, the “Acquired Portfolio Fees and Expenses (Underlying ETFs)” row should precede the net annual portfolio operating expenses row and the last row of the table is superfluous.

The Trust has made the requested change.

(g)	In the second paragraph under “Example,” please modify the statement that costs would be the same whether or not you redeemed your shares at the end of these periods, which could be misleading because many contracts impose a contingent deferred sales charge at the end of 1 and 3 years.

The Trust has not made the requested change. The relevant statement is intended to be responsive to Instruction 4(f) of Item 3 and to reflect that there are no sales or other charges imposed on redemptions of shares of the Trust. Directly following this statement, the Trust discloses that the Example does not reflect Contract-related fees and expenses.

K&L | GATES

Sonny Oh

April 27, 2007

3.	Management of the Trust

(a)	Please confirm accuracy of first paragraph under “The Manager.” For example, reconcile the description of parent companies of AXA Equitable here with the description provided in the first paragraph under “Who Manages the Portfolio – The Manager” in the Prospectus for the EQ/Franklin Templeton Founding Strategy Portfolio.

The Trust confirms the accuracy of the first paragraph under “The Manager” and has deleted the description of parent companies in the first paragraph under “Who Manages the Portfolio – The Manager” in the Prospectus for the EQ/Franklin Templeton Founding Strategy Portfolio.

(b)	Please make the parenthetical appearing in the last sentence of the last paragraph under “Management Fees” more specific.

The Trust has made the requested change.

(c)	If applicable, please add disclosure in response to Item 5(a)(3).

The Trust has not made any changes in response to your comment because it does not believe that there are any legal proceedings that are required to be disclosed in response to this item.

PROSPECTUS FOR EQ/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO

1.	General Comments

(a)	Please explain to the staff the basis upon which the Portfolio has been structured as a “fund-of funds.”

The Portfolio has been structured as a “fund-of-funds” pursuant to Section 12(d)(1)(G) of the Investment Company Act of 1940, as amended (“1940 Act”), and the rules thereunder.

(b)	Please be more consistent in the use of term “Franklin Templeton Underlying Portfolios,” for example, see sections 5 and 6 of Prospectus.

The Trust has made the requested change.

K&L | GATES

Sonny Oh

April 27, 2007

2.	About the Investment Portfolio

(a)	For consistency with the other Prospectuses and with Item 2 of Form N-1A, please note the absence of the term “Principal” from section cited in the first bullet point (i.e., the caption for section 2 in the table of contents). References to the section elsewhere in the Prospectus should also be modified accordingly.

The Trust has not made the requested change. The Trust notes that the section entitled “More Information on Risks and the Franklin Templeton Underlying Portfolios” is intended to provide more information about the principal risks of investing in the Portfolio, as well as the additional risks to which the Portfolio may be subject by investing in the Franklin Templeton Underlying Portfolios. The Trust has revised each of the other Prospectuses to consistently refer to this section as “More Information on Risks….”

(b)	The subcaptions and disclosure in section 2 of the Prospectus should be revised to address the principal risks of the Portfolio and Franklin Templeton Underlying Portfolios.

The Trust has not made the requested change. The principal risks of investing in the Portfolio are currently disclosed in the section entitled “About the Investment Portfolio – The Principal Risks.” In addition, as noted above, section 2 of the Prospectus is intended to provide more information about the principal risks of investing in the Portfolio, as well as additional risks to which the Portfolio may be exposed by investing in the Franklin Templeton Underlying Portfolios.

3.	About the Investment Portfolio – The Principal Risks

The disclosure provided under “Risks Associated with the Franklin Templeton Underlying Portfolios” should at least provide a list of the specific principal risks of the Franklin Templeton Underlying Portfolios in lieu of the general reference to the risks of investing in equity, fixed income, and/or foreign securities in the last sentence.

The Trust has added a list below “Risks Associated with the Franklin Templeton Underlying Portfolios” to enhance the description of risks associated with such Portfolios.

K&L | GATES

Sonny Oh

April 27, 2007

4.	About the Investment Portfolio – Portfolio Fees and Expenses

Please provide a footnote to the fee table per Instruction 5(a) of Item 3.

The Trust has made the requested change.

5.	About the Investment Portfolio – Example

Please note that “New Funds” should only reflect the l and 3 year periods (Instruction 5(c) to Item 3).

The Trust has made the requested change.

6.	About the Investment Portfolio – Who Manages the Portfolio

In the sentence preceding the table showing the business experience of the management committee members, please be clear as to which members handle the day-to-day management of the Portfolio.

The Trust has clarified the relevant disclosure.

7.	Information Regarding the Underlying Portfolios

Please provide the disclosure preceding the table in “Information Regarding the Underlying Portfolios” in the summary and reconcile the disclosure with that provided under “The Investment Strategy.” The summary disclosure states that the allocation percentages are fixed and suggests that the Portfolio may only deviate from them under the circumstances described. If the manager may change the allocation percentages and Underlying Portfolios in other circumstances, please disclose this under “The Investment Strategy” portion of the summary.

The Trust has reconciled the disclosure preceding the table in “Information Regarding the Franklin Templeton Underlying Portfolios” with that included in “The Investment Strategy.”

K&L | GATES

Sonny Oh

April 27, 2007

8. Management of the Trust

(a)	Please consider adding the last two sentences under “Management Fees” (modified as appropriate) to the corresponding sections of the Prospectus for any other of the Trust’s “fund-of-funds” Portfolios.

The Trust has not made the requested change because such disclosure is currently included in the Prospectuses for the Trust’s other “funds-of-funds,” as applicable.

(b)	Please add disclosure in response to Item 5(a)(1)(iii) regarding where a discussion of the approval of the investment management agreement may be found.

The Trust has made the requested change.

(c)	If applicable, please add disclosure in response to Item 5(a)(3).

Although the Trust does not believe that such information is required by Item 5(a)(3), the Trust has added disclosure regarding the legal proceedings of the Underlying Portfolios’ sub-advisers.

9. Fund Distribution Arrangements

Please note the disclosure provided in the third paragraph under “Fund distribution arrangements” and, if applicable, please add such disclosure (modified as appropriate) to the corresponding sections of the other Prospectuses.

The Trust has not made the requested change because such disclosure is currently included in the Trust’s other Prospectuses, as applicable.

PROSPECTUS FOR ALL ASSET ALLOCATION PORTFOLIO

1. General Comment

Please explain to the staff the basis upon which the Portfolio may now invest in Underlying ETFs and how the Portfolio continues to be structured as a “fund-of funds.”

The Portfolio will continue to be structured as a “fund-of-funds” pursuant to Section 12(d)(1)(G) of the 1940 Act and the rules thereunder. The Portfolio intends to invest in Underlying ETFs in reliance on Rule 12d1-2(a)(1) under the 1940 Act together

K&L | GATES

Sonny Oh

April 27, 2007

with an exemptive order obtained by Barclays, which permits investment companies (such as the Portfolio) to invest in its ETFs beyond the limits of Section 12(d)(1)(A).

2. About the Investment Portfolio

Please explain the basis for disclosure changes in the first paragraph.

The disclosure changes in the first paragraph were made to clarify that the investment objectives and policies of the All Asset Allocation Portfolio are not fundamental and may be changed without shareholder vote unless otherwise noted.

3. About the Investment Portfolio – The Investment Strategy

Please define “alternative investments” in the first paragraph.

The Trust has made the requested change.

4. About the Investment Portfolio – The Principal Risks

(a)	Under “Risks Associated with Underlying Portfolios,” list the specific principal risks of the Underlying Portfolios in lieu of the general reference to the risks of investing in equity, fixed income, and/or foreign securities in the last sentence. This comment also applies to the subsequent “Exchange Traded Funds Risk.” See, e.g., “Risk of Investing in Exchange-Traded Funds” on page 6 of the EQ/International ETF Portfolio Prospectus.

The Trust has added lists below “Risks Associated with Underlying Portfolios” and “Exchange Traded Funds Risk” to enhance the description of risks associated with such investments.

(b)	When summarizing the principal risks of Underlying Portfolios and Underlying ETFs, please include all the principal risks discussed in more detail in the subsequent fuller discussion of these risks beginning on page 10.

See response to Comment 4(a) above.

K&L | GATES

Sonny Oh

April 27, 2007

(c)	Please also reconcile how principal risks are broken out in the summary compared to how they are broken out in the subsequent fuller discussion here, e.g., summary refers to “Exchange Traded Funds Risk” but absent in fuller discussion, and fuller discussion refers to “Risks of Foreign Securities Investment” and “Risks of Alternative Equity Investments” (both on page 15) but both absent from summary.

The Trust believes that the presentations under “The Principal Risks” and “More Information on Risks and Benchmarks” are consistent with one another. However, the Trust has enhanced disclosure in the latter section regarding the Underlying ETFs and disclosure in the former section regarding both Underlying ETFs and alternative investments.

(d)	For consistency, please provide disclosure in the first sentence under “Exchange Traded Funds Risk” (modified as appropriate) in the first paragraph under “Risks Associated with Underlying Portfolios.”

The Trust has made the requested change.

5. About the Investment Portfolio – Portfolio Performance

(a)	Please explain the basis for not reflecting the actual performance of Class IA shares, beginning at the inception date of the Class IA shares when applicable.

The Trust has not publicly issued any Class IA shares of the Portfolio to date and, thus, Class IA shares of the Portfolio do not have any performance information of their own.

(b)	Please explain why performance is shown for both classes. See Instruction 3(a) to Item 2.

The Trust intends to create “carve-out” Prospectuses from the Prospectuses included in the Post-Effective Amendment for each of the Contracts offering shares of the Trust’s Portfolios. These carve-out Prospectuses will only include the performance information of the particular Portfolios (and class of shares thereof) offered through the Contract. As a matter of efficiency, the Trust has included both classes for each Portfolio in each Prospectus filed with the Post-Effective Amendment. The Prospectuses delivered to Contract owners will only include the performance information for the relevant class of

K&L | GATES

Sonny Oh

April 27, 2007

shares offered through the Contract. Such Prospectuses will be filed with the SEC pursuant to Rule 497 under the 1933 Act.

6. About the Investment Portfolio – Example

Please confirm that the example properly accounts for any applicable Underlying ETF fees and expenses.

The Trust confirms that the example reflects any applicable Underlying ETF fees and expenses disclosed in the fee table.

7. About the Investment Portfolio – Who Manages the Portfolio

In the sentence preceding the table showing the business experience of the management committee members, please be clear as to which members handle the day-to-day management of the Portfolio.

The Trust has clarified the relevant disclosure.

8. More Information on Principal Risks and Benchmarks and the Underlying Portfolios and Underlying ETFs

(a)	Please confirm that the title of this section as revised has also been revised when referenced in other portions of the Prospectus.

The Trust confirms the revision of the title throughout the Prospectus.

(b)	Please note contrast between title of and narrative explanation of chart beginning on page 18 regarding Underlying Portfolios and Underlying ETFs compared to subsequent reference to “Alternative Equities” on page 33 of the chart.

The Trust has conformed the relevant headings.

K&L | GATES

Sonny Oh

April 27, 2007

9. Management of the Trust

(a)	Please confirm the accuracy of the first paragraph under “The Manager.” For example, reconcile the description of parent companies of AXA Equitable here with the description provided in the first paragraph under “Who Manages the Portfolio—The Manager” in the Prospectus for the EQ/Franklin Templeton Founding Strategy Portfolio.

The Trust confirms the accuracy of the first paragraph under “The Manager” and has deleted the description of parent companies in the first paragraph under “Who Manages the Portfolio—The Manager” in the Prospectus for the EQ/Franklin Templeton Founding Strategy Portfolio.

(b)	If applicable, please add disclosure in response to Item 5(a)(3).

The Trust has not made any changes in response to this comment because it does not believe that there are any legal proceedings that are required to be disclosed in response to this item.

10. Buying and Selling Shares

(a)	Please revise the portion of the third paragraph which addresses the impact of investing in certain Underlying Portfolios that in turn invest significantly in foreign, small and mid-cap, and high yield securities to account for Underlying ETFs that may have similar investment patterns.

The Trust has not made the requested change because it does not believe that the Underlying ETFs, which trade on an exchange throughout the day, are subject to market timing risks to the same extent as the Underlying Portfolios, which generally are priced once daily.

(b)	The third bullet point under “How Portfolio Shares are Priced” on page 43 should similarly be revised to account for Underlying Portfolios and ETFs .

The Trust has made the requested change.

K&L | GATES

Sonny Oh

April 27, 2007

SUPPLEMENT FOR THE MARKETPLUS PORTFOLIOS

1. The Investment Strategy

(a)	For each Portfolio, disclose that as a result of taking a defensive position, the Portfolio may not achieve its investment objective.

The Trust has made the requested change.

(b)	For the MarketPLUS Large Cap Growth and Large Cap Core Portfolios, provide disclosure in response to Rule 35d-1 regarding fund names, including if applicable the 60-day written notice provision as required by the rule.

The Supplement currently discloses that each of these Portfolios has a policy under which it normally invests at least 80% of its net assets (plus borrowings for investment purposes) in companies with large capitalizations, as required by Rule 35d-1. The Trust believes that no further Prospectus disclosure is required by the rule; however, in response to this comment, the Trust has added disclosure that such policies may not be changed without providing at least 60 days’ written notice to shareholders.

(c)	For the MarketPLUS Large Cap Growth and Large Cap Core Portfolios, disclose the capitalization ranges of the indices used to define large cap companies.

The Trust has made the requested change.

2. The Principal Risks

For each Portfolio, add a sub-bullet list under the bullet item “ETF Risk” to disclose the principal risks of investing in the Underlying ETFs as summarized in the charts provided under “Information Regarding the Underlying ETFs.”

The Trust has not made any changes in response to this comment because it believes that the current list of principal risks and the more detailed description of these risks in the “More Information About Risks and Benchmark” section is consistent with the requirements of Form N-1A.

K&L | GATES

Sonny Oh

April 27, 2007

3. Portfolio Fees and Expenses

(a)	For each Portfolio, modify the sentence preceding the annual portfolio operating expense table to state that such fees may be imposed at the Contract level.

The Trust has not made the requested change. See response to Comment 2(b) above on the Prospectus for the EQ/International ETF Portfolio.

(b)	For each Portfolio, in footnote “****” regarding the Expense Limitation Agreement, disclose or confirm with the staff that those costs excluded from the Expense Limitation Agreement are reflected in the net expenses.

The Trust confirms that the costs excluded from the Expense Limitation Agreement are reflected in the net expense ratios, as applicable.

(c)	For each Portfolio, conform the format of the fee table to Instruction 3(f) of Item 3 applicable to a “fund-of-funds.” The values for the “Acquired Portfolio Fees and Expenses (Underlying ETFs)” row should be reflected in the net annual portfolio operating expenses row.

The Trust has made the requested change.

4. More Information on Risks and Benchmarks

(a)	Use consistent references to the “More Information on [Principal] Risks and Benchmarks” section.

The Trust has conformed all references throughout the Supplement to this section.

(b)	Combine disclosure to be added under the sub-caption “Multiple Adviser Risk” with existing disclosure under the same sub-caption on page 163 of the master Prospectus, as the existing disclosure will continue to be applicable.

The Trust has not made any changes in response to this comment. The references to certain other portfolios in the description of “Multiple Adviser Risk” in the master Prospectus will not apply after May 25, 2007, which is also the effective date of the disclosure included in the supplement for the MarketPLUS Portfolios, because these other portfolios will reorganize into corresponding series of AXA Premier VIP Trust effective immediately after the close of business on that date, subject to shareholder approval.

K&L | GATES

Sonny Oh

April 27, 2007

(c)	Add disclosure to more fully explain the principal risks associated with the Underlying ETFs, which have not already been explained in the master Prospectus (e.g., “Risks Specific to the Japanese Market” and “Risks Specific to European Markets”). Moreover, modify the disclosure regarding the principal risks in the master Prospectus beginning on page 159 to reflect investments directly by the portfolios as well as the Underlying ETFs when applicable.

The Trust has not made any changes in response to this comment because it believes that Foreign Securities Risk currently describes the risks of investing in foreign securities, including Currency Risk, Geographic Risk and Political/Economic Risk. The Trust also believes that the risk disclosure in the master Prospectus regarding ETFs complies with Form N-1A.

5. Management of the Trust

(a)	Combine disclosure to be added under the sub-caption “Management of the Trust—Management Fees” with current disclosure under the same sub-caption on page 168 of the master Prospectus as the existing disclosure will continue to apply.

The Trust has not made any changes in response to this comment. The references to certain other Portfolios in the last three sentences of the above referenced section in the master Prospectus will not apply after May 25, 2007, which is also the effective date of the disclosure included in the supplement for the MarketPLUS Portfolios, because these other portfolios will reorganize into corresponding series of AXA Premier VIP Trust effective immediately after the close of business on that date, subject to shareholder approval.

(b)	Confirm that “Legal Proceedings” disclosure beginning on page 69 is current.

The Trust confirms its belief that there are no legal proceedings with respect to the Advisers to the MarketPLUS Portfolios that are required to be disclosed by Form N-1A.

K&L | GATES

Sonny Oh

April 27, 2007

6. Buying and Selling Shares

Revise the portion of the third paragraph on page 177 of the master Prospectus which addresses the impact of investing in foreign, small- and mid-cap, and high yield securities to include the applicable MarketPLUS Portfolios and their Underlying ETFs, which may also invest significantly in such securities.

The Trust has revised the disclosure in this section in the master Prospectus to incorporate references to the MarketPLUS Portfolios, as applicable. The Trust has not added disclosure regarding the Underlying ETFs for the reasons discussed in response to Comment 10(a) above on the Prospectus for the All Asset Allocation Portfolio.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

1. Description of the Trust

Please reconcile the total number of portfolios offered through the Trust in the first sentence of the second paragraph (64) with the total number provided in each of the relevant Prospectuses (65).

The Trust has made the requested change.

2. Trust Investment Policies

In light of footnotes “*” through “****” to the list of portfolio names on pages 3 and 4, please retain the current names of the portfolios identified in those footnotes. For example, note the references to EQ/BlackRock Basic Value Equity, MarketPLUS International, and EQ/BlackRock International Value Portfolios on page 5 as well as the references to other portfolios by their future names in subsequent pages including Appendix A. Future names changes should be incorporated into the SAI when they are effective and applicable. Until then, those portfolio names in effect should be utilized along with the current applicable disclosure. For example, Appendix A should reflect investment strategies for those portfolios in effect on May 1, 2007, not a future date.

The Trust has made the requested change.

K&L | GATES

Sonny Oh

April 27, 2007

3. Portfolio Holdings Disclosure Policy

In regard to the disclosure in the third paragraph regarding any ongoing arrangements, please provide all the disclosure required by Item 11(f)(2).

The Trust has not made any changes in response to your comment because it believes the current disclosure is responsive to Item 11(f)(2).

4. Management of the Trust – Committees of the Board

Please confirm absence of the number of meetings held by the Valuation Committee as required by Item 12(b)(2)(iii).

The Trust has not included the number of meetings held by the Valuation Committee because it does not believe that it is a “committee[    ] of the [Trust’s] board of [trustees]” as set forth in Item 12(b)(2)(iii). The Trust notes that the Valuation Committee is comprised of officers of the Trust and not Trustees.

5. Management of the Trust – Control Person and Principal Holders of Securities

Please be sure to provide the information as of the appropriate date required by Item 13.

The Trust has made the requested change.

6. Proxy Voting Policies and Procedures

In the last sentence on page 92 under “Proxy Voting Policies and Procedures,” please add “EQ/Franklin Templeton Founding Strategy Portfolio” where applicable in the latter portion of the sentence on page 93.

The Trust has made the requested change.

MISCELLANEOUS

Please provide “Tandy” representations and a response letter in the form of EDGAR correspondence in regard to the comments above regarding this post-effective amendment.

This response letter and a letter providing “Tandy” representations have been filed in the form of EDGAR correspondence with Post-Effective Amendment No. 53.

*    *    *    *    *

K&L | GATES

Sonny Oh

April 27, 2007

Should you have any further comments on these matters, or any questions, please contact Arthur J. Brown at (202) 778-9046 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

cc:    Patricia Louie, Esq.

AXA Equitable Life Insurance Company

Arthur J. Brown, Esq.

Kirkpatrick & Lockhart Preston Gates Ellis LLP